UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  May 4, 2005

IAC/INTERACTIVECORP

(Exact name of Registrant as specified in charter)

Delaware

0-20570

59-2712887

(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

152 West 57th Street, New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(212) 314-7300

Registrant’s telephone number, including area code:  (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION/ ITEM 7.01   REGULATION FD DISCLOSURE

On May 4, 2005, the Registrant issued a press release announcing its results for the quarter ended March 31, 2005.  The full text of this press release, appearing in Exhibit 99.1 hereto, is incorporated herein by reference.

The attached document is furnished under both Item 2.02 “Results of Operations and Financial Condition” and Item 7.01 “Regulation FD Disclosure.”

The attached document refers to non-GAAP measures, within the meaning of Regulation G.  Below is additional information regarding those non-GAAP measures.

IAC’S PRINCIPLES OF FINANCIAL REPORTING

IAC reports Operating Income Before Amortization, Adjusted Net Income, Adjusted EPS and Free Cash Flow, all of which are supplemental measures to GAAP. These measures are among the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures as set forth in the exhibit attached hereto and which we discuss below.

Definitions of IAC’s Non-GAAP Measures

Operating Income Before Amortization is defined as operating income plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions and (4) one-time items. See below for explanations of these adjustments. We believe this measure is useful to investors because it represents the consolidated operating results from IAC’s segments, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to IAC’s statement of operations of certain expenses, including non-cash compensation, non-cash payments to partners, and acquisition-related accounting.

Adjusted Net Income generally captures all items on the statement of operations that have been, or ultimately will be, settled in cash and is defined as net income available to common shareholders plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions, (4) equity income or loss from IAC’s 5.44% interest in Vivendi Universal Entertainment LLLP (“VUE”), (5) one-time items, net of related tax, and minority interest, and (6) discontinued operations, net of tax. We believe Adjusted Net Income is useful to investors because it represents IAC’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other charges which are not allocated to the operating businesses such as interest expense, taxes and minority interest, but excluding the effects of any other non-cash expenses.

Adjusted EPS is defined as Adjusted Net Income divided by weighted fully diluted shares outstanding for Adjusted EPS purposes. We include dilution from options and warrants per the treasury stock method and include all shares relating to restricted stock/share units (“RSUs”) in shares outstanding for Adjusted EPS. This differs from the GAAP method for including RSUs, which treats them on a treasury method basis. Shares outstanding for Adjusted EPS purposes are therefore higher than shares outstanding for GAAP EPS purposes. We believe Adjusted EPS is useful to investors because it represents, on a per share basis, IAC’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other charges which are not allocated to the operating businesses such as interest expense, taxes and minority interest, but excluding the effects of any other non-cash expenses. Adjusted Net Income and Adjusted EPS have the same limitations as Operating Income Before Amortization, and in addition Adjusted Net Income and Adjusted EPS do not account for IAC’s passive ownership in VUE. Therefore, we think it is important to evaluate these measures along with our consolidated statement of operations.

Free Cash Flow is defined as net cash provided by operating activities, including preferred dividends received from VUE, less capital expenditures, investments to fund HSN International unconsolidated operations and preferred dividends paid by IAC. In addition, Free Cash Flow includes tax distributions on the VUE common and preferred interests upon receipt of the distributions by IAC. For purposes of Free Cash Flow, we also include changes in warehouse loans payable in Financial Services and Real Estate due to the close connection that exists with changes in loans held by sale which are included in cash provided by operations.  We believe Free Cash Flow is useful to investors because it represents the cash that our operating businesses generate, before taking into account cash movements that are non-operational.

Free Cash Flow has certain limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent the residual cash flow for discretionary expenditures. For example, it does not take into account stock repurchases. Therefore, we think it is important to evaluate Free Cash Flow along with our consolidated statement of cash flows.

We endeavor to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measures.

Pro Forma Results

We will only present Operating Income Before Amortization, Adjusted Net Income and Adjusted EPS on a pro forma basis if we view a particular transaction as significant in size or transformational in nature. For the periods presented in the attached exhibit, there are no transactions that we have included on a pro forma basis.

One-Time Items

Operating Income Before Amortization is presented before one-time item, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. GAAP results include one-time items.  For the periods presented in the attached exhibit, Operating Income Before Amortization is not adjusted for any one-time items.

Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures

Amortization of non-cash compensation expense consists of restricted stock and options expense, which relates mostly to unvested options assumed by IAC in the Ticketmaster, Hotels.com and Expedia mergers. We view this expense as part of transaction costs, which are not paid in cash, and we include the related shares in our fully diluted shares outstanding. Non-cash compensation also includes the expense associated with IAC’s RSU program. We view the true cost of these RSUs as the dilution to our share base, and as such all RSUs are included in our shares outstanding for Adjusted EPS purposes.

Amortization of non-cash distribution and marketing expense consists mainly of Hotels.com performance warrants issued to obtain distribution and non-cash advertising secured from Universal Television as part of the transaction pursuant to which VUE was created (the “VUE transaction”). The Hotels.com warrants were principally issued as part of its initial public offering, and we do not anticipate replicating these arrangements.  The non-cash advertising from Universal is primarily for the benefit of Expedia, which runs television advertising primarily on the USA and Sci Fi cable channels without any cash cost. Ticketmaster and Match.com also recognized non-cash distribution and marketing expense related to barter arrangements, which expired in March 2004, for distribution secured from third parties, whereby advertising was provided by Ticketmaster and Match.com to a third party in return for distribution over the third party’s network.  The advertising provided has been secured by IAC through an agreement with Universal as part of the VUE transaction.  Sufficient advertising has been secured to satisfy existing obligations.  We do not expect to replace this non-cash marketing with an equivalent cash expense after it runs out in 2007, nor would IAC incur such amounts absent the advertising received in the VUE transaction.

Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as supplier contracts and customer relationships, are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs and will not be replaced with cash costs when the intangibles are fully amortized.

Equity income or loss from IAC’s 5.44% common interest in VUE is excluded from Adjusted Net Income and Adjusted EPS because IAC has no operating control over VUE, has no way to forecast this business, and does not consider the results of VUE in evaluating the performance of IAC’s businesses.

Free Cash Flow

IAC has significant positive working capital balances that benefit Free Cash Flow and are largely due to deferred merchant bookings and deferred revenue related to the merchant lodging business at Expedia and Hotels.com, respectively. In our merchant lodging business, cash is collected in advance of stay, and revenue is recognized at the date of travel, after which hotel suppliers invoice Expedia and Hotels.com. Working capital consists of cash deposits from customers, net of revenue recognized as a result of a customer stay, plus the increase in payables to hotel suppliers net of cash paid out in the period.

These balances are comparable to payable and receivable balances in any other company, except that the benefit, or “float”, that we get is inherent in our business model. It represents the real cash earning power of our company, and is reflected in increased working capital purely because we recognize revenue at the customer stay date rather than at the booking date. It is similar to any other cash inflow in the normal course of business and we view this as permanent cash that we can put to work. As long as the merchant lodging businesses continue to grow positively, as they have historically, and our business model does not change, we expect that the change in working capital will continue to be positive. All other conditions remaining the same, if the dollar growth in revenue from our merchant hotel businesses decreases from year to year, then the change in working capital, while still positive, will decrease from year to year, which will adversely affect free cash flow in comparison to the prior year. If the businesses were to decline or if the model otherwise changed, it would negatively impact working capital.

We look at Free Cash Flow as a measure of the strength and performance of our businesses, not for valuation purposes. In our view, applying “multiples” to Free Cash Flow is inappropriate because it is subject to timing, seasonality and one-time events. We manage our business for cash and we think it is of utmost important to maximize cash — but our primary valuation metrics are Operating Income Before Amortization and Adjusted EPS.  In addition, because Free Cash Flow is subject to timing, seasonality and one-time events, we believe it is not appropriate to annualize quarterly Free Cash Flow results.

Item 8.01 OTHER EVENTS

On May 4, 2005, the Registrant’s Chief Financial Officer issued a communication to all of the Registrant’s employees concerning the Registrant’s results for the quarter ended March 31, 2005.  The full text of this communication, appearing in Exhibit 99.2 hereto, is incorporated herein by reference.

Item 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Description

99.1	Press Release of IAC/InterActiveCorp dated May 4, 2005.
99.2	Employee communication dated May 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ Gregory R. Blatt
Name:	Gregory R. Blatt
Title:	Executive Vice President and
General Counsel

Date: May 4, 2005

EXHIBIT 99.1

FOR IMMEDIATE RELEASE	NEW YORK, NY
May 4, 2005

IAC REPORTS FIRST QUARTER RESULTS

IAC/InterActiveCorp (NASDAQ: IACI) reported first quarter results today.

•                  Revenue up 14% to $1.6 billion

•                  Operating income up 226% to $128 million

•                  Net income up 80% to $69 million; Diluted EPS up 84% to $0.09

•                  Operating Income Before Amortization up 30% to $253 million

•                  Adjusted Net Income up 22% to $171 million; Adjusted EPS up 24% to $0.22

“IAC had a positive quarter in all respects…and most importantly beyond the metrics, is making consistent progress in becoming a disciplined operating Company capable of above average performance,” said IAC Chairman and CEO, Barry Diller.

IAC has repurchased 49.2 million shares year-to-date through May 3, at an average price of $22.13.

Given the pending spin-off transaction, we thought it appropriate to present Q1 results for the businesses which will comprise IAC and Expedia, respectively, after the spin-off:

	“New” IAC
	Q1 2005	Q1 2004	Growth
Revenue	$1,168	$1,034	13%
Operating Income Before Amortization	$143	$115	25%
Operating income	$101	$63	60%

	“New” Expedia
	Q1 2005	Q1 2004	Growth
Revenue	$485	$413	17%
Operating Income Before Amortization	$140	$102	38%
Operating income	$108	$67	62%

Results for the businesses after the spin-off exclude the impact of corporate expense (see page 2 for details).  The businesses comprising Expedia will consist of IAC Travel, as reported on page 2, but will exclude Interval International and TV Travel Shop (“TVTS”).  The businesses comprising IAC will consist of all other segments as reported on page 2, plus Interval International and TVTS.

Please see page 7 for full GAAP financial statements and page 13 for definitions of non-GAAP measures.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

SEGMENT RESULTS

Segment results for the first quarter ended March 31 were as follows ($ in millions):

	Q1 2005	Q1 2004	Growth
REVENUE
IAC Travel	$563.9	494.0	14%
Electronic Retailing	602.6	561.1	7%
Ticketing	211.3	202.3	4%
Personals	54.2	48.8	11%
IAC Local and Media Services	41.2	32.1	29%
Financial Services and Real Estate	105.8	39.7	166%
Teleservices	77.1	71.8	7%
Other	(9.1)	(6.0)	-52%
Total	$1,647.1	$1,443.8	14%

OPERATING INCOME
IAC Travel	$129.9	$84.7	53%
Electronic Retailing	46.2	29.3	58%
Ticketing	40.0	40.7	-2%
Personals	4.4	2.8	54%
IAC Local and Media Services	(13.1)	(27.8)	53%
Financial Services and Real Estate	(3.3)	(3.6)	8%
Teleservices	4.2	3.2	33%
Corporate and other	(80.7)	(90.2)	11%
Total	$127.6	$39.1	226%

OPERATING INCOME BEFORE AMORTIZATION
IAC Travel	$168.5	$127.6	32%
Electronic Retailing	59.8	42.9	40%
Ticketing	47.0	46.8	0%
Personals	5.4	6.3	-14%
IAC Local and Media Services	(11.9)	(13.6)	13%
Financial Services and Real Estate	9.7	3.1	215%
Teleservices	4.2	3.2	33%
Corporate and other	(29.9)	(22.2)	-35%
Total	$253.0	$194.1	30%

IAC Travel includes results from Interval International and TVTS, which will remain with IAC following the spin-off, as well as results from TripAdvisor, which previously had been part of IAC Local and Media Services.

Please see page 12 for further segment detail and reconciliations of Operating Income Before Amortization to the comparable GAAP measure.  Please see page 13 for definitions of non-GAAP measures.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

DISCUSSION OF FIRST QUARTER FINANCIAL AND OPERATING RESULTS

IAC TRAVEL

IAC Travel revenue grew by 14% to $563.9 million, primarily driven by results from the merchant hotel business, including revenues generated from international websites, the air business, acquisitions including TripAdvisor, and growth at Interval International.

International revenue increased 36%, or 31% excluding the benefit of foreign exchange.  Results were primarily driven by websites in the United Kingdom, Germany, and Canada, as well as the acquisition of Expedia Corporate Travel – Europe, all of which experienced continued growth in the merchant hotel and air businesses.  International revenues were negatively impacted by a decline in revenues at TVTS.  In March 2005, TVTS substantially reduced operations by ceasing the sale of third-party travel products through its broadcast programming and significantly reducing headcount.

Merchant hotel revenue increased 7%, driven primarily by an increase in merchant hotel room nights stayed and an increase in revenue per room night. Merchant hotel room nights stayed, including rooms delivered as a component of packages, increased 4% to 7.3 million, reflecting continued growth in the international business, partially offset by a decline in the domestic business.  Revenue per room night increased 7% due primarily to increases in average daily room rates, partially offset by a decline in merchant hotel raw margins (defined as merchant hotel net revenue as a percent of gross bookings).  The merchant hotel business continues to benefit from growth in the packages business.

The U.S. merchant hotel business continues to operate in a more challenging environment than in the prior year period, due primarily to increased competition from third party distributors, increased promotion by hotel chains of their own direct sites and higher overall occupancy rates, resulting in decreased availability of favorably priced inventory compared with the prior year period. These trends are generally expected to continue.

Air revenue grew by 8%, driven primarily by a 21% increase in air tickets sold, partially offset by a decline in revenue per ticket.  Interval International revenue grew, primarily driven by growth in membership and transaction revenues.

Overall revenue margins (defined as net revenue as a percent of gross bookings) decreased by 70 basis points. This decrease was primarily driven by a decline in merchant hotel raw margins and air revenue per ticket, partially offset by higher merchant hotel average daily rates.  A higher mix of air revenues also contributed to the decrease.

IAC Travel Operating Income Before Amortization grew by 32% to $168.5 million and operating income grew by 53% to $129.9 million, driven primarily by higher revenue, higher gross margin and operating efficiencies, partially offset by an increase in international selling and marketing expenses as well as losses generated by TVTS, including charges recorded in connection with the substantial reduction in its operations.  Selling and marketing expense grew by 2%, driven by a 43% increase internationally.  We expect that Q2 growth rates in Operating Income Before Amortization will be lower than Q1 due to an expected increase in the growth rate of selling and marketing expense relative to Q1, and an expense reversal which benefited Q2 2004 results.

ELECTRONIC RETAILING

HSN U.S. revenue grew by 6% to $498.0 million, driven primarily by a 5% increase in average price point and a 140 basis point decline in overall return rates.  Growth in average price point was primarily the result of higher average selling prices within most categories.  HSN.com increased revenues by 24%.

HSN U.S. Operating Income Before Amortization grew by 36% to $56.5 million and operating income grew by 53% to $43.3 million, resulting primarily from higher revenue and a 120 basis point increase in

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

gross profit margins which was due mainly to higher initial markups and lower retail markdowns, return rates, and inventory reserves.  In addition, HSN experienced operating efficiencies including lower costs to process and service customer orders.

HSN International revenue grew by 12% to $104.7 million, or 7% excluding the benefit of foreign exchange, due to sales growth at HSE Germany and the addition of the UK Quiz TV business.  Operating Income Before Amortization grew by 160% to $3.3 million and operating income grew by 215% to $3.0 million, resulting primarily from higher revenue.  Results exclude Euvia, which is treated as a discontinued operation of IAC due to its pending sale.

TICKETING

Ticketing revenue grew by 4% to $211.3 million, driven by international revenues, which increased 25%, or 19% excluding the benefit of foreign exchange, partially offset by a 1% decrease in U.S. revenue.  Acquisitions in Sweden and Finland during 2004 and strong revenue growth in the UK and Canada, partially offset by the loss of license income from the 2004 Summer Olympics, contributed to international results.  The slight decrease in U.S. revenue resulted mainly from lower ticket sales primarily attributable to the timing of concert onsales versus the prior year and to the NHL lockout, partially offset by increases in other revenue.

Ticketing Operating Income Before Amortization was flat at $47.0 million, reflecting higher revenue, offset by increased costs associated with the development and support of ticketing technology and higher domestic ticket royalties.  Operating income decreased 2% to $40.0 million, due to higher amortization of intangibles.

PERSONALS

Personals revenue grew by 11% to $54.2 million, driven primarily by a 6% increase in paid subscribers and higher average revenue per subscriber.  International subscribers grew 24% excluding declines at uDate.

Personals Operating Income Before Amortization declined by 14% to $5.4 million, resulting mainly from higher customer acquisition costs relating to the company’s new marketing campaign.  Operating income grew by 54% to $4.4 million, reflecting lower non-cash distribution and marketing expense and amortization of intangibles.

IAC LOCAL AND MEDIA SERVICES

IAC Local and Media Services revenue grew by 29% to $41.2 million, driven primarily by the inclusion of ServiceMagic, which was acquired in Q3 2004, and improved results at Citysearch, which grew revenue by 50% due to strong results in the Pay-for-Performance business.  EPI revenue decreased by 6%, primarily due to declines in the fundraising channel, partially offset by growth in the online businesses.

IAC Local and Media Services Operating Income Before Amortization loss narrowed by 13% to $11.9 million, driven by reduced losses at Citysearch and the inclusion of ServiceMagic, partially offset by higher losses at EPI.  Operating loss improved by 53% to $13.1 million, further driven by lower amortization of intangibles at Citysearch.

FINANCIAL SERVICES AND REAL ESTATE

Financial Services and Real Estate revenue grew by 166% to $105.8 million, driven primarily by increased revenue per transaction in the lending business, which benefited from the integration of LendingTree Loans.  The dollar value of closed loans in the period grew by 52% to $9.6 billion, led by refinance activity.  Revenue from the real estate businesses grew, driven by a higher number of referrals and closings.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

Financial Services and Real Estate Operating Income Before Amortization grew by 215% to $9.7 million, driven primarily by higher revenue, reflecting in part higher revenue per closing at LendingTree Loans, partially offset by increased marketing costs and customer rebates for real estate.  The higher marketing costs contributed to a loss of $5.1 million in the real estate business.  Operating loss narrowed by 8% to $3.3 million, driven by the above factors, partially offset by increased amortization of intangibles.

TELESERVICES

Teleservices revenue grew by 7% to $77.1 million, primarily due to increased business with existing clients, both domestically and internationally.  Teleservices Operating Income Before Amortization and operating income increased by 33% to $4.2 million, driven by higher revenue on lower fixed costs, including depreciation.

OTHER

Operating Income Before Amortization was impacted by a 35% increase in corporate and other expense to $29.9 million, driven mainly by transaction expenses related to the spin-off of $4.9 million.  Operating income was impacted by an 11% decline in corporate and other expense, driven primarily by a decline in non-cash compensation expense.  Non-cash compensation expense decreased 27% to $50.5 million, primarily driven by a decrease in the amount of non-cash compensation expense related to IAC’s mergers with its formerly publicly traded subsidiaries, partially offset by an increase in other non-cash compensation expense.  In future periods, non-cash compensation expense is expected to include charges related to pending transactions, including the spin-off.

Equity in the losses of VUE increased to a loss of $21.2 million.  During Q4 2004, VUE recorded a charge related to asset impairments, for which we recorded the proportionate share related to our 5.44% common stake on a one-quarter lag.

Equity in the income of unconsolidated affiliates and other declined 31% to $4.9 million, driven by an $18.3 million pre-tax charge related to realized and unrealized losses on marketable securities, partially offset by a $16.7 million pre-tax gain on the sale of our minority interest in the Italian home shopping operations.

The effective tax rates for continuing operations and adjusted net income were 52% and 41% respectively in Q1 2005 compared to 40% and 38% in Q1 2004.  Q1 2005 effective tax rates were higher than the federal statutory rate of 35% due principally to state taxes, non-deductible transaction costs related to the spin-off, and foreign losses for which no tax benefit was recognized.   The Q1 2005 effective tax rate for continuing operations was further impacted by the non-deductible amortization of non-cash compensation.  Q1 2004 effective tax rates were higher than the federal statutory rate principally due to state taxes, and the effective tax rate for continuing operations was further impacted by non-deductible amortization of intangibles.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

SEGMENT OPERATING METRICS

		Q1 2005	Q1 2004	Growth
IAC TRAVEL
Gross Bookings By Geography (mm):
Domestic		$3,245	$2,837	14%
International		947	652	45%
Total		$4,192	$3,489	20%
Net Revenue By Geography (mm):
Domestic		$446	$408	9%
International		117	86	36%
Total		$564	$494	14%
Gross Bookings by Brand (mm):
Expedia		$3,444	$2,672	29%
Hotels.com		483	494	-2%
Other		265	323	-18%
Total		$4,192	$3,489	20%
Gross Bookings by Agency / Merchant (mm):
Agency		$2,417	$1,895	28%
Merchant		1,775	1,594	11%
Total		$4,192	$3,489	20%
Packages revenue (mm)		$118	$104	13%
Number of transactions (mm)	(a)	9.7	8.2	18%
Merchant hotel room nights (mm)	(b)	7.3	7.0	4%
INTERVAL:
Members (000s)		1,717	1,622	6%
Confirmations (000s)		270	266	2%
Share of confirmations online		21.0%	17.2%
HSN - U.S. (Households as of end of period)
Units Shipped (mm)		10.0	10.1	-1%
Gross Profit %		37.6%	36.4%
Return Rate		15.4%	16.8%
Average price point		$53.66	$51.02	5%
Product mix:
Home Hard Goods		25%	27%
Home Fashions		15%	14%
Jewelry		17%	17%
Health / Beauty		30%	31%
Apparel / Accessories		13%	11%
HSN total homes (mm)		87.0	83.3	4%
HSN/ America’s Store FTEs (mm)		75.3	72.8	3%
HSN.com % of Sales		18%	15%
TICKETING
Number of tickets sold (mm)		27.9	26.7	4%
Gross value of tickets sold (mm)		$1,384	$1,326	4%
PERSONALS
Paid Subscribers (000s)		1,074.5	1,011.7	6%
FINANCIAL SERVICES & REAL ESTATE
Loan closings - units (000s)	(c)	64.4	63.3	2%
Loan closings - dollars (mm)	(c)	$9,589	$6,301	52%
Real Estate closings - units (000s)		3.0	1.6	83%
Real Estate closings - dollars (mm)		$697.8	$381.1	83%
Total transactions - units (000s)	(d)	1,656	1,836	-10%
Revenue per transaction		$63.89	$21.65	195%

Note:  rounding differences may exist.

(a)          Transactions are reported as booked.

(b)         Merchant room nights are reported as stayed for Expedia and Hotels.com, and booked for Hotwire.

(c)          Loan closings consist of direct loans and loans through the exchange.

(d)         Transactions are comprised of lending and real estate transmits and closings.   For qualifying forms sent to multiple parties, each transmit is counted as a transaction.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

GAAP FINANCIAL STATEMENTS

IAC CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited; $ in thousands except per share amounts)

	Three Months Ended March 31,
	2005	2004

Service revenue	$1,020,395	$856,492
Product sales	626,702	587,333
Net revenue	1,647,097	1,443,825
Cost of sales-service revenue	366,526	329,478
Cost of sales-product sales	382,828	365,269
Gross profit	897,743	749,078

Selling and marketing expense	339,284	308,174
General and administrative expense	216,066	167,321
Other operating expense	27,542	20,079
Amortization of cable distribution fees	16,726	17,222
Amortization of non-cash distribution and marketing expense	432	6,339
Amortization of non-cash compensation expense	50,529	68,968
Amortization of intangibles	74,376	79,717
Depreciation expense	45,150	42,150
Operating income	127,638	39,108

Other income (expense):
Interest income	54,013	45,277
Interest expense	(21,663)	(19,393)
Equity in the losses of VUE	(21,166)	(352)
Equity in the income of unconsolidated affiliates and other	4,920	7,175
Total other income , net	16,104	32,707

Earnings from continuing operations before income taxes and minority interest	143,742	71,815
Income tax expense	(73,967)	(28,444)
Minority interest in income of consolidated subsidiaries	(351)	(511)
Earnings from continuing operations	69,424	42,860
Income (loss) from discontinued operations, net of tax	2,788	(1,333)
Earnings before preferred dividends	72,212	41,527
Preferred dividends	(3,263)	(3,264)
Net earnings available to common shareholders	$68,949	$38,263

Earnings per share
Basic earnings per share from continuing operations	$0.09	$0.06
Diluted earnings per share from continuing operations	$0.09	$0.05

Basic earnings per share	$0.10	$0.05
Diluted earnings per share	$0.09	$0.05

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

IAC CONSOLIDATED BALANCE SHEET
(unaudited; $ in thousands)

	March 31,	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,951,465	$1,099,698
Restricted cash and cash equivalents	59,246	41,377
Marketable securities	2,169,064	2,409,745
Accounts and notes receivable, net	588,875	500,630
Loans available for sale, net	368,111	206,256
Inventories, net	248,168	240,977
Deferred income tax	150,740	109,752
Assets held for sale	332,742	339,880
Other current assets	206,160	167,452
Total current assets	6,074,571	5,115,767

Computer and broadcast equipment	809,923	794,730
Buildings and leasehold improvements	165,808	166,138
Furniture and other equipment	159,266	158,784
Land	20,285	21,168
Projects in progress	93,704	71,247
	1,248,986	1,212,067
Less: accumulated depreciation and amortization	(741,824)	(702,366)
Total property, plant and equipment	507,162	509,701

Goodwill	11,267,079	11,210,964
Intangible assets, net	2,301,846	2,333,663
Long-term investments	1,500,950	1,609,335
Preferred interest exchangeable for common stock	1,428,530	1,428,530
Cable distribution fees, net	71,482	77,484
Notes receivable and advances, net of current portion	637	615
Deferred charges and other	72,775	112,466
Non-current assets of discontinued operations	340	340
TOTAL ASSETS	$23,225,372	$22,398,865
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations and short-term borrowings	$723,651	$562,966
Accounts payable, trade	965,620	800,110
Accounts payable, client accounts	219,245	176,921
Accrued distribution fees	34,733	36,904
Deferred merchant bookings	704,349	361,199
Deferred revenue	121,778	104,611
Income tax payable	111,068	57,093
Liabilities held for sale	281,731	313,035
Other accrued liabilities	458,239	487,555
Current liabilities of discontinued operations	9,052	9,306
Total current liabilities	3,629,466	2,909,700

Long-term obligations, net of current maturities	785,522	779,453
Other long-term liabilities	152,488	151,580
Deferred income taxes	2,551,620	2,485,224
Common stock exchangeable for preferred interest	1,428,530	1,428,530
Minority interest	84,486	39,074

SHAREHOLDERS’ EQUITY
Preferred stock	131	131
Common stock	6,999	6,970
Class B convertible common stock	646	646
Additional paid-in capital	14,131,903	14,058,797
Retained earnings	2,497,709	2,428,760
Accumulated other comprehensive income	40,034	81,051
Treasury stock	(2,079,164)	(1,966,053)
Note receivable from key executive for common stock issuance	(4,998)	(4,998)
Total shareholders’ equity	14,593,260	14,605,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$23,225,372	$22,398,865

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

IAC STATEMENT OF CASH FLOWS
(unaudited; $ in thousands)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Earnings from continuing operations	$69,424	$42,860
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Depreciation and amortization	119,526	121,867
Amortization of non-cash distribution and marketing expense	432	6,339
Amortization of non-cash compensation expense	50,529	68,968
Amortization of cable distribution fees	16,726	17,222
Amortization of deferred financing costs	—	161
Deferred income taxes	14,625	(22,723)
Equity in losses (income) of unconsolidated affiliates, including VUE	17,198	(2,460)
Non-cash interest income	(10,870)	(9,952)
Minority interest in income of consolidated subsidiaries	351	511
Increase in cable distribution fees	(13,150)	(12,106)
Changes in current assets and liabilities:
Accounts and notes receivable	(49,054)	(17,233)
Loans available for sale	(161,804)	—
Inventories	(5,427)	(6,275)
Prepaids and other assets	(43,030)	(51,450)
Accounts payable and accrued liabilities	130,862	60,297
Deferred revenue	21,859	(64,390)
Deferred merchant bookings	342,451	400,194
Funds collected by Ticketmaster on behalf of clients, net	31,895	81,972
Other, net	(38)	2,334
Net cash provided by operating activities	532,505	616,136
Cash flows provided by (used in) investing activities:
Acquisitions, net of cash acquired	2,292	(4,729)
Capital expenditures	(50,047)	(34,215)
Increase in long-term investments and notes receivable	(29,189)	(805)
Purchase of marketable securities	(475,783)	(1,344,834)
Proceeds from sale of marketable securities	705,638	1,334,757
Other, net	16,364	8,893
Net cash provided by (used in) investing activities	169,275	(40,933)
Cash flows provided by financing activities:
Warehouse loan borrowings	160,756	—
Principal payments on long-term obligations	(299)	(399)
Purchase of treasury stock by IAC	(2,213)	(882)
Proceeds from subsidiary stock, including stock options	555	—
Proceeds from issuance of common stock, including stock options	14,490	40,834
Preferred dividends	(3,263)	(3,264)
Other, net	(8,227)	10,470
Net cash provided by financing activities	161,799	46,759
Net cash used in discontinued operations	(635)	(8,526)
Effect of exchange rates changes on cash and cash equivalents	(11,177)	(1,211)
Net increase in cash and cash equivalents	851,767	612,225
Cash and cash equivalents at beginning of period	1,099,698	859,618
Cash and cash equivalents at end of period	$1,951,465	$1,471,843

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

DILUTIVE SECURITIES

IAC has various tranches of dilutive securities (warrants, convertible preferred, and options).  The table below details these securities as well as potential dilution at various stock prices (amounts in millions, except average strike/conversion price):

		Avg.
		Strike /	As of
	Shares	Conversion	4/25/05	Dilution at:

Average Share Price			$22.23	$25.00	$30.00	$35.00	$40.00

Absolute Shares as of 4/25/05	664.0		664.0	664.0	664.0	664.0	664.0

RSUs	11.3		11.3	11.3	11.3	11.3	11.3
Options	74.8	$11.73	24.6	26.6	29.2	31.0	32.4
Warrants	73.1	$24.81	8.4	9.9	14.1	19.4	25.6
Convertible Preferred	19.4	$33.75	0.0	0.0	0.0	19.4	20.2
		(initial)
Total Treasury Method Dilution			44.3	47.8	54.6	81.1	89.6
% Dilution			6.2%	6.7%	7.6%	10.9%	11.9%
Total Treasury Method Diluted Shares Outstanding			708.3	711.8	718.6	745.2	753.6

IAC has outstanding approximately 12.3 million shares of restricted stock and restricted stock units (“RSUs”), which generally vest over five years from date of grant, including 4.8 million issued in 2005, and including 1.0 million which will be settled in cash and therefore have no dilutive effect.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2005, IAC had $4.2 billion in cash and marketable securities.  This includes $172.7 million in net funds collected on behalf of clients by Ticketmaster and $846.4 million in combined deferred merchant bookings and deferred revenue at IAC Travel.

As of March 31, 2005, IAC had total debt of $1.5 billion, $723.7 million of which is included in current maturities.  Total debt consists mainly of 7.00% Senior Notes due 2013, 6.75% Senior Notes due 2005, and short-term borrowings at LendingTree Loans, and does not include IAC’s convertible preferred stock with a balance sheet carrying value based on the par value of $0.01 per share and a face value of $656 million.  The convertible preferred is initially convertible at $33.75 (subject to downward adjustment if the price of IAC common stock is more than $35.10 at the time of conversion).

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

RECONCILIATIONS OF GAAP TO NON-GAAP MEASURES

IAC RECONCILIATION OF CASH FLOW FROM OPERATIONS TO FREE CASH FLOW
(unaudited; in millions)

	Three Months Ended March 31,
	2005	2004
Net Cash Provided by Operating Activities	$532.5	$616.1
Warehouse loans payable	160.8	—
Capital expenditures	(50.0)	(34.2)
Preferred dividend paid	(3.3)	(3.3)
Free Cash Flow	$640.0	$578.7

For the three months ended March 31, free cash flow increased by $61.3 million due primarily to higher earnings, a cash tax refund and an increased contribution to working capital from deferred merchant bookings and deferred revenue at IAC Travel, offset by decreases in Ticketmaster client cash and by higher capital expenditures.  Free Cash Flow includes an increase in warehouse loans payable in Financial Services and Real Estate, which is offset by a use of working capital related to an increase in loans held for sale.  Deferred merchant bookings and deferred revenue at IAC Travel contributed $355.8 million to the change in working capital during the period, versus $333.0 million in the prior year.  Ticketmaster client cash contributed $31.9 million to the change in working capital in the current period, versus $82.0 million in the prior year.

IAC RECONCILIATION OF GAAP EPS TO ADJUSTED EPS
(unaudited; in thousands except per share amounts)

	Three Months Ended March 31,
	2005	2004

Diluted earnings per share	$0.09	$0.05
GAAP diluted weighted average shares outstanding	735,348	752,167

Net income	$68,949	$38,263
Amortization of distribution and marketing expense	432	6,339
Amortization of compensation expense	50,529	68,968
Amortization of intangibles	74,376	79,717
Discontinued operations, net of tax	(2,788)	1,333
Equity in the losses of VUE	21,166	352
Impact of income taxes and minority interest	(44,990)	(57,721)
Preferred dividends	3,263	3,264
Adjusted Net Income	$170,937	$140,515

Adjusted EPS weighted average shares outstanding	763,914	777,528

Adjusted EPS	$0.22	$0.18

GAAP Basic weighted average shares outstanding	698,502	697,499
Options, warrants and restricted stock, treasury method	36,846	54,668
Conversion of preferred shares to common (if applicable)	—	—
GAAP Diluted weighted average shares outstanding	735,348	752,167

Convertible preferred; add’l restricted shares for adjusted EPS	28,566	25,361
Adjusted EPS shares outstanding (a)	763,914	777,528

(a)          For Adjusted EPS purposes, the impact of RSUs is based on the weighted average amount of RSUs outstanding, as compared with shares outstanding for GAAP purposes, which includes RSUs on a treasury method basis.

Please see page 13 for definitions of non-GAAP measures.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

IAC RECONCILIATION OF DETAILED SEGMENT RESULTS TO GAAP
(unaudited; $ in millions; rounding differences may occur)

	Q1
	2005	2004
Revenue
IAC Travel	$563.9	$494.0
Electronic Retailing:
HSN U.S.	498.0	467.8
HSN International	104.7	93.3
Total Electronic Retailing	602.6	561.1
Ticketing	211.3	202.3
Personals	54.2	48.8
IAC Local and Media Services	41.2	32.1
Financial Services and Real Estate	105.8	39.7
Teleservices	77.1	71.8
Other	(9.1)	(6.0)
Total Revenue	$1,647.1	$1,443.8

Operating Income Before Amortization
IAC Travel	$168.5	$127.6
Electronic Retailing:
HSN U.S.	56.5	41.6
HSN International	3.3	1.3
Total Electronic Retailing	59.8	42.9
Ticketing	47.0	46.8
Personals	5.4	6.3
IAC Local and Media Services	(11.9)	(13.6)
Financial Services and Real Estate	9.7	3.1
Teleservices	4.2	3.2
Corporate Expense and other adjustments	(29.9)	(22.6)
Intersegment Elimination	0.0	0.4
Total Operating Income Before Amortization	$253.0	$194.1

Amortization of non-cash items
IAC Travel	$38.6	$42.9
Electronic Retailing:
HSN U.S.	13.2	13.2
HSN International	0.3	0.3
Total Electronic Retailing	13.6	13.6
Ticketing	7.0	6.2
Personals	1.1	3.5
IAC Local and Media Services	1.3	14.2
Financial Services and Real Estate	13.0	6.6
Teleservices	—	—
Corporate Expense and other adjustments	50.8	68.1
Total amortization of non-cash items	$125.3	$155.0

Operating (Loss) Income
IAC Travel	$129.9	$84.7
Electronic Retailing:
HSN U.S.	43.3	28.4
HSN International	3.0	0.9
Total Electronic Retailing	46.2	29.3
Ticketing	40.0	40.7
Personals	4.4	2.8
IAC Local and Media Services	(13.1)	(27.8)
Financial Services and Real Estate	(3.3)	(3.6)
Teleservices	4.2	3.2
Corporate Expense and other adjustments	(80.7)	(90.7)
Intersegment Elimination	0.0	0.4
Total operating income	$127.6	$39.1
Total other income (expense), net	16.1	32.7
Earnings from cont. operations before income taxes and min. int.	143.7	71.8
Income tax expense	(74.0)	(28.4)
Minority interest	(0.4)	(0.5)
Earnings from continuing operations	69.4	42.9
Discontinued Operations, net of tax	2.8	(1.3)
Earnings before preferred dividends	72.2	41.5
Preferred dividends	(3.3)	(3.3)
Net earnings available to common shareholders	$68.9	$38.3

Supplemental: Depreciation expense
IAC Travel	$11.3	$10.0
Electronic Retailing:
HSN U.S.	10.2	10.2
HSN International	2.4	2.6
Total Electronic Retailing	12.5	12.7
Ticketing	8.8	7.3
Personals	3.0	3.3
IAC Local and Media Services	2.5	1.8
Financial Services and Real Estate	1.4	0.9
Teleservices	3.8	4.8
Corporate expense and other adjustments	1.8	1.3
Total depreciation expense	$45.2	$42.2

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

DEFINITIONS OF NON-GAAP MEASURES

Operating Income Before Amortization is defined as operating income plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions and (4) one-time items.  We believe this measure is useful to investors because it represents the consolidated operating results from IAC’s segments, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses.  Operating Income Before Amortization has certain limitations in that it does not take into account the impact to IAC’s statement of operations of certain expenses, including non-cash compensation, non-cash payments to partners, and acquisition-related accounting.

Adjusted Net Income generally captures all items on the statement of operations that have been, or ultimately will be, settled in cash and is defined as net income available to common shareholders plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions, (4) equity income or loss from IAC’s 5.44% interest in VUE, (5) one-time items, net of related tax, and minority interest and (6) discontinued operations, net of tax.  We believe Adjusted Net Income is useful to investors because it represents IAC’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other charges which are not allocated to the operating businesses such as interest expense, taxes and minority interest, but excluding the effects of any other non-cash expenses.

Adjusted EPS is defined as Adjusted Net Income divided by weighted fully diluted shares outstanding for Adjusted EPS purposes.  We include dilution from options and warrants per the treasury stock method and include all shares relating to restricted stock/share units (“RSU”) in shares outstanding for Adjusted EPS.  This differs from the GAAP method for including RSUs, which treats them on a treasury method basis.  Shares outstanding for Adjusted EPS purposes are therefore higher than shares outstanding for GAAP EPS purposes.  We believe Adjusted EPS is useful to investors because it represents, on a per share basis, IAC’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other charges which are not allocated to the operating businesses such as interest expense, taxes and minority interest, but excluding the effects of any other non-cash expenses.  Adjusted Net Income and Adjusted EPS have the same limitations as Operating Income Before Amortization, and in addition Adjusted Net Income and Adjusted EPS do not account for IAC’s passive ownership in VUE.  Therefore, we think it is important to evaluate these measures along with our consolidated statement of operations.

Free Cash Flow is defined as net cash provided by operating activities, including preferred dividends received from VUE, less capital expenditures, investments to fund HSN International unconsolidated operations and preferred dividends paid by IAC. In addition, Free Cash Flow includes tax distributions on the VUE common and preferred interests upon receipt of the distributions by IAC. For purposes of Free Cash Flow, we also include changes in warehouse loans payable in Financial Services and Real Estate due to the close connection that exists with changes in loans held by sale which are included in cash provided by operations.  We believe Free Cash Flow is useful to investors because it represents the cash that our operating businesses generate, before taking into account cash movements that are non-operational.

Free Cash Flow has certain limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent the residual cash flow for discretionary expenditures.  For example, it does not take into account stock repurchases.  Therefore, we think it is important to evaluate Free Cash Flow along with our consolidated statement of cash flows.

We endeavor to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

For IAC’s Principles of Financial Reporting, a detailed explanation of why we believe these non-GAAP measures are useful to investors and management, please refer to IAC’s website at http://www.iac.com/investors.htm.

Conference Call

IAC will audiocast its conference call with investors and analysts discussing the company’s first quarter financial results and certain forward-looking information on Wednesday, May 4, 2005, at 11:00 a.m. Eastern Time (ET).  The live audiocast is open to the public at http://www.iac.com/investors.htm.

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

Additional Information And Where to Find It

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to IAC’s anticipated financial performance, business prospects, new developments, pending transactions and similar matters, and/or statements that use words such as “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes” and similar expressions.  These forward-looking statements are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from those contained in the forward-looking statements included in this report for a variety of reasons, including, among others: adverse changes in economic conditions generally or in any of the markets or industries in which IAC’s businesses operate, changes in senior management at IAC and/or its businesses, the rate of growth of the Internet, the e-commerce industry and broadband access, the rate of online migration in the various markets and industries in which IAC’s businesses operate, the ability of IAC to expand successfully in international markets, the successful completion of pending corporate transactions and the integration of acquired businesses, and the integrity, security and redundancy of the systems and networks of IAC and its businesses. Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission (“SEC”).  Other unknown or unpredictable factors also could have a material adverse effect on IAC’s business, financial condition and results of operations. In light of these risks and uncertainties, the forward-looking statements discussed in this press release may not occur. Accordingly, readers should not place undue reliance on these forward-looking statements, which only reflect the views of IAC management as of the date of this press release.

IAC is not under any obligation and does not intend to publicly update or review any of these forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Additional Information about the Ask Jeeves Acquisition

In connection with its previously announced, pending acquisition of Ask Jeeves, Inc. (“Ask Jeeves”), IAC has filed a registration statement with the SEC that includes a preliminary combined proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents. Ask Jeeves stockholders should read the definitive proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC’s website at www.sec.gov, or from the companies’ websites, at www.ask.com and www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves and a description of certain interests of the directors and executive officers of IAC is set forth in the preliminary combined proxy statement/prospectus, which was filed with the SEC on April 26, 2005. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

Additional Information about the IAC Spin-Off

As previously announced, IAC intends to spin-off its travel-related businesses into a separate publicly-traded company. In connection with the proposed spin-off, IAC has filed a preliminary proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the definitive proxy statement/prospectus, when it

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described in IAC’s proxy statement/prospectus, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s preliminary proxy statement/prospectus, filed with the SEC on April 25, 2005

About IAC/InterActiveCorp

IAC operates leading and diversified businesses in sectors being transformed by the internet, online and offline... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. To view a full list of the companies of IAC please visit our website at http://iac.com.

Contact Us

IAC Investor Relations

Roger Clark / Lauren Porat

(212) 314-7400

IAC Corporate Communications
Deborah Roth / Andrea Riggs
(212) 314-7254 / 7280

IAC/InterActiveCorp
152 West 57th Street, 42nd Floor New York, NY 10019  212.314.7300 Fax 212.314.7309  http://.iac.com

SEE IMPORTANT NOTES AT THE END OF THIS DOCUMENT

15

Exhibit 99.2

On May 4, 2005, the Registrant's Chief Financial Officer issued the following communication to all of the Registrant's employees:

Attached is IAC’s earnings release for the first quarter ended March 31, 2005.

We had a good quarter by any reasonable measure – strong revenue growth, higher margins, solid free cash flow —results that met even our own ambitious agenda.

To name a few highlights from our Q1 results: HSN continued its momentum with strong top and bottom line growth.  LendingTree has successfully integrated LendingTree Loans and more than doubled its revenue and more than tripled its earnings.  Citysearch grew revenue by 50% and is expected to generate positive earnings for the first time in the second quarter.  And the businesses which will comprise the new Expedia when we complete our separation into two companies continued its leadership in online travel with revenue growth of 17% and operating income before amortization growth of 36 percent.

There were many additional operating highlights throughout the company, and taken together, this performance forms the foundation for our separation into two public companies in the coming months – each with an ambitious agenda and real momentum.

Thank you for your work this quarter, and all of your continuing efforts as we go forward ...

Tom